RENEE M. HARDT

ATTORNEY AT LAW

+1 (312) 609-7616

rhardt@vedderprice.com

February 3, 2014

Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Touchstone Funds Group Trust (File Nos. 333-193307 and 811-08104) (the “Trust”)

Dear Ms. Dubey:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on January 28, 2014 regarding the Trust’s registration statement on Form N-14 submitted on January 10, 2014 and filed pursuant to the Securities Act of 1933, as amended.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

Prospectus/Information Statement - Cover Page

1.             In the table incorporating by reference information about the Funds contained in other filings, please disclose how a copy of the Touchstone Mid Cap Value Opportunities Fund’s prospectus may be obtained.

Response:             The Trust has made the requested change.

Prospectus/Information Statement — Comparison of Principal Strategies and Risks — Principal Risks

2.             Given the market capitalization range of the Russell Mid Cap Index, please include small-cap risk in the table.

Response:             Although the Mid Cap Value Fund is permitted to invest in issuers with market capitalizations within the Russell Mid Cap Index, the Fund has historically invested in issuers with market capitalizations near the higher end of the Index’s range. The Mid Cap Value Fund does not expect to invest a significant amount of its assets in issuers at the lower end of the range. Therefore, the Fund respectfully declines to include small-cap risk in the table as it would not accurately reflect the expected risks of the Fund.

Prospectus/Information Statement — Information About the Reorganization

3.             In the section “Material Federal Income Tax Consequences,” include in the discussion regarding the Funds’ capital loss carryforwards and net unrealized gains disclosure from footnote 4 to the pro forma financial statements regarding the portfolio repositioning prior to the Reorganization.

Response:             The Trust has made the requested change.

4.             In the section “Pro Forma Capitalization,” the first two headings in the table have asterisks but no corresponding footnote.

Response:  The asterisks have been deleted.

5.             In the section “Pro Forma Capitalization,” disclose the amount of the Reorganization expenses in footnote 1 even though Touchstone Advisors will bear such expenses.

Response:             The Trust has made the requested change.

Prospectus/Information Statement — Other Information Regarding Change in Sub-Advisor of Mid Cap Value Opps Fund

6.             In the section “Information About the Sub-Advisor,” disclose the name and principal occupations of the Sub-Advisor’s directors or board members, if any.

Response:             The Trust has made the requested change.

7.             In the section “Information About the Sub-Advisor,” in addition to the aggregate compensation paid to the Sub-Advisor with respect to the Touchstone Mid Cap Value Fund, disclose the aggregate rate of compensation paid.

Response:             The Trust has added the fee schedule from the sub-advisory agreement to this section.

8.             In the section “Other Information — Officers and Directors,” there is a reference to Exhibit E but no such Exhibit E was provided.

Response:             The sentence which included the reference to Exhibit E has been deleted.

Exhibit B:  Fundamental Investment Limitations

9.             The Mid Cap Value Opps Fund’s fundamental policy on loans only references loans to control persons and does not include a more general policy on loans.

Response:             The fundamental loan policy disclosure is accurate.  However, additional information regarding the Fund’s non-fundamental policy on loans has been added in a footnote to the table.

Statement of Additional Information — Pro Forma Financial Information

10.          In the percentage column under Note 3, the decreases in fees and expenses should be in parentheses.

Response:             The Trust has made the requested change.

“NAST” Accounting Survivor Analysis

11.          The “NAST” analysis included with the transmittal letter only included the Funds’ Class A net assets in the table, rather than the net assets of all classes.

Response:  An updated NAST analysis, reflecting the net assets for all classes as of September 30, 2013 and that the Acquiring Fund had greater net assets as of such date, is attached as Exhibit B.

*              *              *

Attached as Exhibit A to this letter is the “Tandy Letter” signed by an officer of the Trust.  If you have any further questions or comments, please contact me at 312-609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser

cc:                                Bo James Howell, Esq.
Terrie A. Wiedenheft
Deborah B. Eades, Esq.

EXHIBIT A

February 3, 2014

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Touchstone Funds Group Trust (File Nos. 333-192993 and 811-08104) (the “Trust”).

Dear Ms. Dubey:

In connection with the Trust’s response to certain oral comments received from the Commission staff on January 28, 2014, with respect to the Staff’s review of the Trust’s Form N-14 previously filed on January 10, 2014, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Bo James Howell, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at 513.629.2941.

Very truly yours,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer

Exhibit A – Page 1

EXHIBIT B

“NAST” ACCOUNTING SURVIVOR ANALYSIS

	Touchstone Mid Cap Value Opportunities Fund	Touchstone Mid Cap Value Fund	Touchstone Mid Cap Value Fund (Pro Forma)

Net Assets (as of 9/30/13):	$147,401,516	$166,772,002
Inception:	Fund – 6/4/2007	Fund – 9/30/2009
	A – 4/13/2012	A – 9/30/2009
	C – 4/13/2012	C – 9/30/2009
	Y – 4/13/2012	Y – 9/30/2009
	Inst. – 4/13/2012	Inst. – 9/30/2009
Advisor:	Touchstone Advisors, Inc.	Touchstone Advisors, Inc.	Touchstone Advisors, Inc.
Sub-Advisor:	Lee Munder Capital Group LLC (since November 2013)	Lee Munder Capital Group LLC (since inception)	Lee Munder Capital Group LLC
Diversification:	Diversified	Diversified	Diversified

With respect to the issue of which fund should be the accounting and performance survivor in the proposed merger of the Touchstone Mid Cap Value Opportunities Fund (the “Acquired Fund”), a series of Touchstone Strategic Trust, into the Touchstone Mid Cap Value Fund (the “Acquiring Fund” and together with the Acquired Fund, the “Funds” or each, a “Fund”), a series of Touchstone Funds Group Trust, it is the view of the registrant and its counsel that the only accounting and performance survivor of the merger should be the Acquiring Fund for the reasons discussed below, including because the Acquiring Fund’s strategies and expense limits will remain in effect after the merger and because the sub-advisor has a longer tenure with such Fund.  The Acquiring Fund and Acquired Fund commenced operations in 2009 and 2007, respectively.  However, the current sub-advisor to each Fund, Lee Munder Capital Group LLC, has served as the sub-advisor to the Acquiring Fund since its inception in September 2009 and to the Acquired Fund since November 2013.

The Securities and Exchange Commission (the “SEC”) staff has consistently held to the principles expressed in the North American Security Trust (“NAST”) no-action letter (publicly available August 5, 1994) in analyzing which party to a merger should be deemed to be the accounting survivor of such transaction.  In NAST, the staff stated that:

[i]n determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor

Exhibit B – Page 1

of a business combination involving investment companies.

Based on the NAST factors described above, the Acquiring Fund should be considered the accounting and performance survivor.  Each of the factors is analyzed below.

1.             Investment Advisor:

Each Fund is advised by Touchstone Advisors, Inc. (“Touchstone”).  Touchstone has engaged a sub-advisor to manage the investments for each Fund.  Lee Munder Capital Group LLC (“LMCG”) is the current sub-advisor to each Fund and manages each Fund in a similar manner.  Although Touchstone has general supervisory responsibility as the Funds’ investment advisor, decisions to buy and sell securities and the implementation of investment strategies are the responsibilities solely of LMCG. After the merger, both Touchstone and LMCG will continue in their current capacities.

2.             Investment Objectives, Policies and Restrictions:

The Funds have substantially similar investment goals and the same principal investment strategies.  The Funds also have substantially similar fundamental investment limitations.

•      The Acquired Fund seeks to provide investors with long-term capital growth.  The Acquiring Fund seeks capital appreciation.  Both Funds invest, under normal conditions, at least 80% of their net assets (including borrowings for investment purposes) in common stocks of medium capitalization companies.  Both Funds define a medium capitalization company as a company with a market capitalization within the range of market capitalization represented in the Russell Midcap Index (between $1.126 billion and $29.14 billion as of December 31, 2013) at the time of initial purchase.

•      Each Fund utilizes the same fundamental investment process which seeks to identify companies which LMCG believes are selling at a discount to their intrinsic value..

•      Each Fund will generally sell a security when it no longer passes the valuation screens, reaches a price target, or its prospects for appreciation have diminished.

•      Each Fund will typically hold approximately 60 to 80 securities.

Following the combination of the two Funds in the merger, the surviving fund will seek the Acquiring Fund’s investment objective—capital appreciation—through the Acquiring Fund’s current principal investment strategy.

3.             Expense Structure and Expense Rates:

The expense structure and sales load structure subsequent to the merger will be that of the Acquiring Fund.  Each Fund has substantially similar management fees and identical Total Annual Operating Expenses.  The expense limitations of each Fund are identical: 1.29%, 2.04%, 1.04% and 0.89% for Classes A, C, Y, and Institutional Class shares, respectively.  The expense limitations will remain in effect until at least March 23, 2015 for the Acquiring Fund.

Exhibit B – Page 2

4.             Asset Size:

The Acquiring Fund has net assets that are approximately $19.4 million higher than the net assets of the Acquired Fund as of September 30, 2013. As of September 30, 2013, the net assets of each Fund are approximately as follows:

Acquiring Fund	$166.8 million
Acquired Fund	$147.4 million

5.             Portfolio Composition:

The portfolio composition of each Fund is substantially similar because the Funds use the same investment process conducted by the same sub-advisor.

In summary, it is the view of the registrant and its counsel that the accounting survivor should be the Acquiring Fund because it most closely resembles the expected surviving fund.  This conclusion is based on the following factors: (i) the current investment adviser and sub-adviser are the same for each Fund and each entity will continue to manage the surviving fund and its portfolio after the merger; (ii) although the Funds have substantially similar investment goals and fundamental investment limitations, the surviving fund will pursue the Acquiring Fund’s investment goal and follow the Acquiring Fund’s investment strategies and fundamental investment limitations after the merger; (iii) the Funds have the same principal investment strategies; (iv) the expense structures and ratios of the Funds are substantially similar, but to the extent the expense structures and ratios of the Funds differ, the expense structure and sales load structure subsequent to the merger will be that of the Acquiring Fund; (v) the Acquiring Fund has net assets that are approximately $19.4 million higher than the net assets of the Acquired Fund as of September 30, 2013; (vi) the Funds have substantially similar portfolio compositions; and (vii) the Board of Trustees of the Acquiring Fund will remain as the Board of Trustees of the surviving fund after the merger.  After considering all of the factors, the accounting and performance survivor of the merger should be the Acquiring Fund.

Exhibit B – Page 3